Exhibit 99.1

Vimicro Announces Unaudited First-Quarter 2014 Financial Results

- First-quarter revenues of $16.4 million more than doubled year-over-year, up 108.9%

- Surveillance Product revenue reached $11.8 million, an increase of 314.8% compared to the first quarter of 2013

- Surveillance Products contributed 72.1% of revenues in the first quarter

BEIJING, China — June 2, 2014 — Vimicro International Corporation (NASDAQ: VIMC) (“Vimicro” or the “Company”), a leading video surveillance technology and solution provider in China, today announced financial results for the first quarter ended March 31, 2014.

First-Quarter 2014 Results

Net revenue in the first quarter of 2014 was $16.4 million, as compared to net revenue of $7.9 million in the year-ago quarter and $21.4 million in the fourth quarter of 2013. Surveillance revenues were $11.8 million in the first quarter, representing 72.1% of total revenues and up 314.8% year over year. Net revenues were in line with the Company’s guidance of $15 million to $17 million.

Gross profit in the first quarter was $5.5 million, as compared with $1.6 million in the year-ago quarter and $7.1 million in the fourth quarter of 2013.  The gross margin in the first quarter was 33.5%, as compared to 20.1% in the year-ago quarter and 33.2% in the fourth quarter of 2013.

Operating expenses in the first quarter were $8.6 million, as compared to $5.5 million in the year-ago quarter. The increase was mainly due to the higher research and development expense, which was $3.9 million in the quarter, as compared to $1.2 million in the year-ago quarter.  The difference was primarily due to $1.8 million fewer government grants recognized. Government grants are normally recognized when the corresponding project expenses are incurred, and the Company has historically tended to recognize higher grants in the second and fourth quarters. Operating loss was $3.1 million in the quarter, as compared to an operating loss of $3.9 million in the year-ago quarter.

In the first quarter of 2014, non-GAAP net loss attributable to Vimicro International Corporation was $3.3 million, or approximately $0.14 per ADS on a diluted basis, as compared to a non-GAAP net loss attributable to Vimicro of $2.2 million, or $0.08 per diluted ADS in the year-ago quarter. Non-GAAP net income attributable to Vimicro International Corporation in the first quarter of 2014 and the year-ago quarter excludes $0.2 million and $0.2 million of non-cash, share-based compensation, respectively. GAAP net loss attributable to Vimicro in the first quarter was $3.5 million, or $0.14 per diluted ADS, as compared to net loss from continuing operations of approximately $2.4 million, or $0.08 per diluted ADS, in the year-ago quarter.

Balance Sheet

As of March 31, 2014, the Company had cash and cash equivalents of approximately $23.4 million and restricted cash of $0.6 million, totaling $24.0 million. The decrease in cash and cash equivalents was primarily due to a payment of $5.5 million, which was the second payment of an $11.1 million stock repurchase announced in December 2013, in addition to an operating cash outflows. Management expects that the cash level will increase after the second quarter, due to anticipated receipts of government grants and collection of accounts receivable. Total current assets were approximately $105.5 million, and Vimicro had working capital of approximately $55.1 million and $26 million of long-term bank loans and liabilities on its balance sheet, as of March 31, 2014.

Dr. John Deng, Vimicro’s Chairman and Chief Executive Officer, commented, “We are pleased with our results in the first quarter of 2014, which demonstrate continued strong growth in our core Surveillance Solutions Products business line. As a co-leading developer of China’s national SVAC (Surveillance Video and Audio Coding) video surveillance technology standard, Vimicro is benefiting greatly from the central government’s push for nationwide SVAC adoption at the provincial and municipal levels, while remaining fully committed to expanding the application of SVAC across different industries. Our strategic alliance with State Grid Hunan Electric Power Corporation is a strong testament of our progress in this aspect. Looking ahead, we expect to receive another sizable SVAC order later this quarter, as well as participate in the large upcoming SVAC demonstration in Guangdong province in a significant way in the second half of this year, as we continue to expand beyond the strong base of cities and provinces we established last year with new orders and geographies to capitalize on the fast-growing market for SVAC products.”

Business Outlook

For the second quarter of 2014, the Company continues to expect total revenues of $19 million to $21 million, as compared to revenues of $11.1 million in the second quarter of 2013.

Conference Call Information

The Company will host a conference call at 9:00 a.m. (U.S. Eastern Daylight Time) / 6:00 a.m. (U.S. Pacific Daylight Time) / 9:00 p.m. (Beijing / Hong Kong time) on Tuesday, June 3, 2014 to discuss the Company’s first-quarter 2014 financial results.

To participate in the conference call, please dial one of the following numbers five to ten minutes prior to the scheduled conference call time: (866) 318-8614 or (617) 399-5133. The conference call ID number is 33648156.

If you are unable to participate in the call at this time, a replay will be available starting at 1:00 p.m. Eastern Daylight Time on Tuesday, June 3, 2014, through 11:59 p.m. Eastern Daylight Time on Tuesday, June 10, 2014. To access the replay, dial (888) 286-8010 or (617) 801-6888. The replay call ID number is 94836440.

This conference call will also be broadcast live over the Internet and can be accessed by all interested parties by clicking on: http://edge.media-server.com/m/p/9s28rx58/lan/en. Please access the link at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software.

About Vimicro International Corporation

Vimicro International Corporation (NASDAQ: VIMC) is a leading video surveillance technology and solution provider that designs, develops and markets a full range of video surveillance products and solutions to governments, private enterprises, and consumers in China. Vimicro co-developed SVAC (Surveillance Video and Audio Coding), the national video surveillance technological standard, which demonstrates its unique strengths in proprietary multimedia IC technology, making it a leader in China’s fast-growing security and surveillance market. Vimicro is headquartered in Beijing, China and has subsidiaries and offices throughout China and in Silicon Valley. Vimicro’s ADSs each represent four ordinary shares and are traded on the NASDAQ Global Market exchange under the ticker symbol “VIMC.”

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to develop and sell new mobile multimedia products; the expected growth of the mobile multimedia market; the Company’s ability to increase sales of notebook camera multimedia processors; the Company’s ability to retain existing customers and acquire new customers and respond to competitive market conditions; the Company’s ability to respond in a timely manner to the evolving multimedia market and changing consumer preferences and industry standards and to stay abreast of technological changes; the Company’s ability to secure sufficient foundry capacity in a timely manner; the company’s ability to effectively protect its intellectual property and the risk that it may infringe on the intellectual property of others; and cyclicality of the semiconductor industry. Further information regarding these and other risks is included in Vimicro’s annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date hereof, and Vimicro undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Measures

To supplement the consolidated financial statements presented in accordance with GAAP, Vimicro uses non-GAAP measures of non-GAAP income/(loss) from continuing operations, non-GAAP net income/(loss) from continuing operations attributable to Vimicro International Corporation and non-GAAP net income/(loss) from continuing operations attributable to Vimicro International Corporation per diluted ADS, which are adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude share-based compensation expenses. These non-GAAP financial measures are provided to enhance investors’ overall understanding of the Company’s financial performance as they exclude share-based expenses that are not expected to result in future cash payments. The non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in our business for the foreseeable future. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charges in our reconciliations to the GAAP measures. For more information on the non-GAAP financial measures, please see the tables captioned “Reconciliation of non- GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this release.

Vimicro believes that both management and investors benefit from referring to these non-GAAP measures in assessing the performance of Vimicro’s liquidity and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Vimicro’s historical liquidity. Vimicro computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most comparable to non-GAAP financial measures and the related reconciliations between financial measures.

Currency Translation

This announcement contains translations of certain RMB amounts into U.S. dollars. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the applicable exchange rates quoted by the Bank of China, which was RMB 6.1521 to $1.00 on March 31, 2014.

- financial tables follow -

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	March 31, 2014 (unaudited)	December 31, 2013 (audited)
Assets
Current assets:
Cash and cash equivalents	23,423	35,869
Restricted cash	584	1,727
Accounts and notes receivable, net of provision for doubtful accounts of $2,228 and $2,322 as of December 31, 2013, and March 31, 2014, respectively	23,038	24,996
Amounts due from related parties, net of provision for doubtful accounts of $2,156 and $2,136 as of December 31, 2013, and March 31, 2014, respectively	34,879	25,820
Inventories, net	13,044	13,812
Prepayments and other current assets, net of provision for doubtful accounts of $429 and $426 as of December 31, 2013 and March 31, 2014, respectively	10,554	7,517
Total current assets	105,522	109,741
Investments in an equity investee	2,910	4,794
Property, equipment and software, net	27,166	26,124
Land use rights	15,336	15,518
Other assets	2,004	2,055
Total assets	152,938	158,232

Liabilities and equity
Current liabilities:
Accounts payable	24,179	21,839
Amounts due to related parties	6,886	7,040
Taxes payable	7,223	6,991
Advances from customers	212	1,447
Accrued expenses and other current liabilities	6,317	6,632
Deferred government grant	5,607	8,057
Total current liabilities	50,424	52,006
Deferred government grant-non current	1,497	1,511
Deferred tax liabilities	14	14
Product warranty	1,327	1,065
Long-term bank loan	13,004	13,121
Other long-term liabilities	13,004	8,201
Total liabilities	79,270	75,918
Equity:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 155,152,737 shares issued and 104,014,754 shares outstanding as of December 31, 2013 and 157,630,477 shares issued and 95,224,739 shares outstanding as of March 31, 2014	14	15
Additional paid-in capital	154,240	158,384
Treasury stock at cost, 41,872,088 shares as of December 31, 2013 and 43,873,952 shares as of March 31, 2014	(16,948)	(15,961)
Accumulated other comprehensive income	11,407	11,387
Accumulated deficit	(95,133)	(91,667)
Statutory reserve	2,782	2,782
Total shareholders’ equity attributable to Vimicro International Corporation	56,362	64,940
Noncontrolling interest	17,306	17,374
Total equity	73,668	82,314
Total liabilities and equity	152,938	158,232

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	2014 Q1	2013 Q4	2013 Q1
	(unaudited)	(unaudited)	(unaudited)
Net revenue	16,408	21,425	7,854
Cost of revenue	(10,886)	(14,316)	(6,274)
Gross profit	5,522	7,109	1,580

Operating expenses:
Research and development, net	(3,854)	(2,388)	(1,182)
Selling and marketing	(2,357)	(2,575)	(2,011)
General and administrative	(2,430)	(3,954)	(2,304)
Total operating expenses	(8,641)	(8,917)	(5,497)
Loss from operations	(3,119)	(1,808)	(3,917)

Other income:
Interest income, net	(1)	(24)	35
Foreign exchange gain/(loss), net	(492)	393	36
Gain on disposal of equity interest	—	6	—
Other, net	72	308	1
Loss before income taxes and equity in profit/(loss) of an equity investee	(3,540)	(1,125)	(3,845)
Income tax (expense)/benefit	(208)	(691)	100
Loss before equity in profit/(loss) of an equity investee	(3,748)	(1,816)	(3,745)
Equity in profit/(loss) of an equity investee, net of tax	369	(250)	(85)
Net loss	(3,379)	(2,066)	(3,830)
Net income/(loss) attributable to noncontrolling interest	86	70	(1,387)
Net loss attributable to Vimicro International Corporation	(3,465)	(2,136)	(2,443)

Loss per share
Basic	(0.04)	(0.02)	(0.02)
Diluted	(0.04)	(0.02)	(0.02)

Loss per ADS
Basic	(0.14)	(0.08)	(0.08)
Diluted	(0.14)	(0.08)	(0.08)

Weighted average number of ordinary shares outstanding
Basic	96,201,434	113,512,173	115,546,597
Diluted	96,201,434	113,512,173	115,546,597
Weighted average number of ADS outstanding
Basic	24,050,359	28,378,043	28,886,649
Diluted	24,050,359	28,378,043	28,886,649

Other comprehensive income/(loss), net of tax
Foreign currency translation adjustment, net of tax of nil	179	43	116
Reclassification of foreign currency translation adjustment into earnings due to disposal of VMF Shanghai	—	—	—
Other comprehensive income, net of tax	179	43	116
Comprehensive loss	(3,201)	(2,023)	(3,714)
Comprehensive income/(loss) attributable to noncontrolling interest	239	280	(1,344)
Comprehensive loss attributable to Vimicro International Corporation	(3,440)	(2,303)	(2,370)

Components of share-based compensation expenses are included in the following expense captions:
Research and development, net	(60)	(795)	(95)
Selling and marketing	(19)	(123)	(24)
General and administrative	(87)	(382)	(85)
Total	(166)	(1,300)	(204)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*)

(Amounts expressed in thousands of U.S. dollars, except per share data, unaudited)

	Three months ended March 31, 2014			Three months ended December 31, 2013			Three months ended March 31, 2013
	GAAP Result	Adjustment	Non-GAAP Result	GAAP Result	Adjustment	Non-GAAP Result	GAAP Result	Adjustment	Non-GAAP Result
Loss from operations	(3,379)	166	(3,213)	(2,066)	1,300	(766)	(3,830)	204	(3,626)
Net loss attributable to Vimicro International Corporation	(3,465)	166	(3,299)	(2,136)	1,300	(836)	(2,443)	204	(2,239)
Loss attributable to Vimicro International Corporation per diluted ADS	(0.14)	0.00	(0.14)	(0.08)	0.05	(0.03)	(0.08)	0.00	(0.08)

(*) The adjustment is to exclude non-cash share-based compensation for employees and non-employee.